November 19, 2012

VIA EDGAR CORRESPONDENCE

Bryan J. Pitko, Esquire

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:      Lannett Company, Inc.

Registration Statement on Form S-3

Filed November 2, 2012

File No. 333-184721

Dear Mr. Pitko:

On behalf of our client, Lannett Company, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter of November 13, 2012 with respect to the Company’s Registration Statement on Form S-3 (the “Form S-3”).  The Company concurrently is filing Amendment No. 1 to the Form S-3 (“Amendment No. 1”), which incorporates the revisions discussed below.  For your convenience, each response below corresponds to the comment in bold that immediately precedes it, each of which has been reproduced from your letter in the order presented.  The responses are based on information provided to us by the Company.

1.         We note that you will identify selling shareholders in a prospectus supplement.  Please confirm that you have satisfied all of the conditions of Rule 430B(b)(2) of the Securities Act of 1933.  In particular, please expand the prospectus to provide the disclosure required by Rule 430B(b)(2)(iii) regarding reference to the unnamed selling security holders in a generic manner by identification of the initial offering transaction in which the securities were sold.

Response:

The Company confirms that it has satisfied all of the conditions of Rule 430B(b)(2) of the Securities Act of 1933 and has revised the disclosure as requested.  Please see page 15 of Amendment No. 1.

Bryan J. Pitko, Esquire

November 19, 2012

2.         The legal opinion, filed as Exhibit 5.1 to your registration statement, includes the sentence, “This opinion is rendered only to you and is solely for your benefit in connection with the transactions covered hereby.”  Please note that this sentence is an impermissible limitation on reliance, since all purchasers in the offering are entitled to rely on the opinion of counsel.  Please remove this statement from the legal opinion.  For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

Response:

The opinion has been revised as requested.  Please see Exhibit 5.1.

Please call me at 215-299-2180 after you have had a chance to review these responses so that the Company may resolve any further comments that the Staff may have.

Sincerely,

Bradley S. Rodos

cc:        Jeffrey P. Riedler, Assistant Director

Mr. Arthur P. Bedrosian